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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

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                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
                       (PURSUANT TO SECTION 13(E) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)

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                               BERTUCCI'S, INC.
                             (NAME OF THE ISSUER)

                               BERTUCCI'S, INC.
                                TEN IDEAS, INC.
                          TEN IDEAS ACQUISITION CORP.
                     (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.005 per share
                        (TITLE OF CLASS OF SECURITIES)

                                    0-19315
                             ---------------------

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

          JAMES WESTRA, ESQ.                    DONALD H. SIEGEL, P.C.
      HUTCHINS, WHEELER & DITTMAR        POSTERNAK, BLANKSTEIN & LUND, L.L.P.
      A PROFESSIONAL CORPORATION               100 CHARLES RIVER PLAZA
          101 FEDERAL STREET                BOSTON, MASSACHUSETTS  02114
     BOSTON, MASSACHUSETTS  02110                   (617) 973-6100
             (617) 951-6600

 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)


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This statement is filed in connection with (check the appropriate box):

a. /x/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c.   /  / A tender offer.

d.   /  / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/


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                           CALCULATION OF FILING FEE


TRANSACTION VALUATION (1)                              AMOUNT OF FILING FEE (2)
     $56,760,088                                              $11,352.02
     -----------                                              ----------

(1) For purposes of calculation of the filing fee only. Assumes the purchase, at a purchase price of $8.00 per share of Common Stock, of 7,095,011 shares of Common Stock of the Issuer, representing all of such Common Stock outstanding (assuming the exercise of options to acquire 364,100 shares of Common Stock and excluding shares of Common Stock to be transferred to Ten Ideas, Inc.).

(2)  The amount of the filing fee equals 1/50th of 1% of the transaction value.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $11,352.02

FORM OR REGISTRATION NO.:     PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

DATE FILED:  MARCH 19, 1998

FILING PARTY:  BERTUCCI'S, INC.

                                 INTRODUCTION

     This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") on behalf of Bertucci's, Inc., a Massachusetts corporation (the "Company"), Ten Ideas, Inc., a Delaware corporation ("Ten Ideas"), and Ten Ideas Acquisition Corp., a Massachusetts corporation ("Acquisition"), with respect to a proposed merger pursuant to which Acquisition will be merged with and into the Company (the "Merger") and the Company, as the surviving corporation in the Merger, will become a wholly-owned subsidiary of Ten Ideas. Joseph Crugnale is the founder, President, Chief Executive Officer, and Chairman of the Board of the Company, and is the President and sole director of Ten Ideas and Acquisition.

     The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the preliminary Proxy Statement of the Company attached hereto as Exhibit (d)(3) and filed with the Commission concurrently herewith. The information set forth in the preliminary Proxy Statement, including all annexes, schedules, and exhibits thereto, is hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the preliminary Proxy Statement. The cross-reference sheet indicates the caption in the preliminary Proxy Statement under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the preliminary Proxy Statement, it is so indicated in the cross-reference sheet.

                                        2

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                             CROSS-REFERENCE SHEET

              Pursuant to General Instruction F to Schedule 13E-3


                                          ALL REFERENCES ARE TO PORTIONS OF THE
     SCHEDULE 13E-E ITEM                        PROXY STATEMENT WHICH ARE
     NUMBER AND CAPTION                      INCORPORATED HEREIN BY REFERENCE
     -------------------                  --------------------------------------
    -------------------                   --------------------------------------

1.   Issuer and Class of Security
          Subject to the Transaction
     (a) . . . . . . . . . . . . .  Outside Front Cover Page; "INTRODUCTION."

     (b) . . . . . . . . . . . . .  Outside Front Cover Page; "SUMMARY--Record
                                    Date;" "INTRODUCTION--Voting at the Special
                                    Meeting."
     (c) . . . . . . . . . . . . .  "MARKET PRICES AND DIVIDENDS ON THE SHARES."

     (d. . . . . . . . . . . . . .  "MARKET PRICES AND DIVIDENDS ON THE SHARES."

     (e) . . . . . . . . . . . . .  Not applicable.

     (f) . . . . . . . . . . . . .  "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                    OWNERS AND MANAGEMENT"

2.   Identity and Background
     (a)-(d) . . . . . . . . . . .  "SUMMARY -- Ten Ideas and Acquisition"
                                    "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                    OWNERS AND MANAGEMENT;" "SPECIAL FACTORS --
                                    Interest of Certain Persons in Merger;
                                    Conflicts of Interest."

     (e)-(f) . . . . . . . . . . .  None.

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     (g) . . . . . . . . . . . . .  "SPECIAL FACTORS--Interest of Certain
                                    Persons in Merger; Conflicts of Interest;"
                                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                    OWNERS AND MANAGEMENT."

3.   Past Contacts, Transactions or
     Negotiations
     (a) (1) . . . . . . . . . . .  "SUMMARY--The Merger;" "SPECIAL FACTORS--
                                    Interests of Certain Persons in the
                                    Merger; Conflicts of Interest;" "CERTAIN
                                    PROVISIONS OF THE MERGER AGREEMENT--
                                    Indemnification and Insurance;" "SUMMARY--
                                    Ten Ideas and Acquisitions."

     (a) (2) . . . . . . . . . . .  "SUMMARY--The Merger;" "--Interests of
                                    Certain Persons in the Merger;" "--Merger
                                    Financing;" "SPECIAL FACTORS--Background of the Merger;" "--Fairness of the Merger; Recommendation of the Board of Directors;" "--Purpose of the Merger;" "--Interests of Certain Persons in the Merger; Conflicts of Interest;" "--Certain Effects of the Merger;" "THE MERGER--Merger Financing."

     (b) . . . . . . . . . . . . .  "SUMMARY--The Merger;" "--Interests of
                                    Certain Persons in the Merger;"
                                    "--Conditions to the Merger;" "--Merger
                                    Financing;" "SPECIAL FACTORS--Background of the Merger;" "--Fairness of the Merger; Recommendation of the Board of Directors;" "--Purpose of the Merger;" "--Interests of Certain Persons in the Merger; Conflicts of Interest;" "--Certain Effects of the Merger;" "THE MERGER--Merger Financing."

4.   Terms of the Transaction
     (a)-(b) . . . . . . . . . . .  "SUMMARY;" "INTRODUCTION;" "SPECIAL FACTORS
                                    --Fairness of the Merger; Recommendation of the Board of Directors;" "--Purpose of the Merger;" "--Interests of Certain Persons in the Merger; Conflicts of Interest;" "--Certain Effects of the Merger;" "--Risk that the Merger Will Not be Consummated;" "--Certain Risks in the Event of Bankruptcy;" "THE MERGER--Merger Financing;" "APPRAISAL RIGHTS."

5.   Plans or Proposals of the
     Issuer or Affiliate
     (a)-(b) . . . . . . . . . . .  "SPECIAL FACTORS--Background of the Merger;"
                                    "--Fairness of the Merger; Recommendation of the Board of Directors;" "--Certain
                                    Effects of the Merger;" "--Plans for the Company After the Merger;" "THE MERGER--Merger Financing."

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     (c) . . . . . . . . . . . . .  "SUMMARY--Interests of Certain Persons in
                                    the Merger;" "SPECIAL FACTORS--Interests of
                                    Certain Persons in the Merger; Conflicts of
                                    Interest;" "--Certain Effects of the
                                    Merger;" "THE MERGER--Effective Time;"
                                    "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                    OWNERS AND MANAGEMENT."

     (d)-(e) . . . . . . . . . . .  "SUMMARY--Interests of Certain Persons in
                                    the Merger;" "--Merger Financing;" "SPECIAL
                                    FACTORS--Purpose of the Merger;"
                                    "--Interests of Certain Persons in the
                                    Merger; Conflicts of Interest;" "--Certain
                                    Effects of the Merger;" "--Plans for the Company After the Merger;" "--Certain Risks in the Event of Bankruptcy;" "THE MERGER-- Merger Financing;" "MARKET PRICES AND DIVIDENDS ON THE SHARES;" "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

     (f)-(g) . . . . . . . . . . .  "SPECIAL FACTORS--Certain Effects of the
                                    Merger;" "AVAILABLE INFORMATION."

6.   Source and Amounts of Funds or
     Other Considerations
     (a) . . . . . . . . . . . . .  "SUMMARY--Merger Financing;" "THE MERGER--
                                    Merger Financing."

     (b) . . . . . . . . . . . . .  "THE MERGER--Fees and Expenses;" "THE
                                    MERGER--Merger Financing."

     (c) . . . . . . . . . . . . .  "SUMMARY--Merger Financing;" "THE MERGER--
                                    Merger Financing."

     (d) . . . . . . . . . . . . .  Not applicable.

7.   Purpose(s), Alternatives,
     Reasons and Effects
     (a)-(c) . . . . . . . . . . .  "SUMMARY-Ten Ideas and Acquisition;"
                                    "SPECIAL FACTORS--Background of the Merger;"
                                    "--Fairness of the Merger; Recommendation of the Board of Directors; "--Purpose of the Merger;" "--Interests of Certain Persons in the Merger; Conflicts of Interest;" "--Certain Effects of the Merger."

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     (d) . . . . . . . . . . . . .  "SUMMARY;" "INTRODUCTION--Voting at the
                                    Special Meeting;" "--Proxies;" "--Ten Ideas and Acquisition;" "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors;" "--Opinion of Financial Advisor;" "--Purpose of the Merger;" "--Interests of Certain Persons in the Merger; Conflicts of Interest;" "--Certain Effects of the Merger;" "--Plans for the Company After the Merger;" "THE MERGER-- Merger Financing;" "--Federal Income Tax Consequences;" "APPRAISAL RIGHTS."

8.   Fairness of the Transaction
     (a)-(b) . . . . . . . . . . .  "SUMMARY--Recommendation of the Board of
                                    Directors;" "--Opinion of Financial
                                    Advisor;" "SPECIAL FACTORS--Background of the Merger;" "--Fairness of the Merger; Recommendation of the Board of Directors;" "--Opinion of Financial Advisor;" "--Interests of Certain Persons in the Merger; Conflicts of Interest."

     (c) . . . . . . . . . . . . .  "SUMMARY--Required Votes;" "INTRODUCTION
                                    --Voting at the Special Meeting;"
                                    "--Proxies;" "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors;" "THE MERGER-Conditions to Consummation of the Merger."

     (d) . . . . . . . . . . . . .  "SPECIAL FACTORS--Fairness of the Merger;
                                    Recommendation of the Board of Directors."

     (e) . . . . . . . . . . . . .  "SUMMARY--Interests of Certain Persons in
                                    the Merger;" "SPECIAL FACTORS--Background of the Merger;" "--Fairness of the Merger; Recommendation of the Board of Directors;" "--Interests of Certain Persons in the Merger; Conflicts of Interest."

     (f) . . . . . . . . . . . . .  "SPECIAL FACTORS--Background of the Merger;"
                                    "--Fairness of the Merger; Recommendation of the Board of Directors."

9.   Reports, Opinions, Appraisals
     and Certain Negotiations
     (a)-(c) . . . . . . . . . . .  "SUMMARY--Opinion of Financial Advisor;"
                                    "SPECIAL FACTORS--Background of the
                                    Merger;" "--Fairness of the Merger;
                                    Recommendation of the Board of Directors;"
                                    "Opinion of Financial Advisor;" "AVAILABLE
                                    INFORMATION;" ANNEX II to the Proxy
                                    Statement.

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10.  Interest in Securities of the
     Issuer
     (a)-(b) . . . . . . . . . . .  "SUMMARY--Interests of Certain Persons in
                                    the Merger;" "--Ten Ideas and Acquisitions;"
                                    "INTRODUCTION--Voting at the Special
                                    Meeting;" "SPECIAL FACTORS--Purpose of the
                                    Merger;" "--Interests of Certain Persons in the Merger; Conflicts of Interest;" "CERTAIN TRANSACTIONS IN THE COMMON STOCK;" "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

11.  Contracts, Arrangements or
     Understandings with
     Respect to the Issuer's
     Securities . . . . . . . . .  "SUMMARY--Ten Ideas and Acquisition;"
                                    "SPECIAL FACTORS--Background of the
                                    Merger;" "--Purpose of the Merger;"
                                    "--Interests of Certain Persons in the
                                    Merger; Conflicts of Interest;"
                                    "--Certain Effects of the Merger;"
                                    "THE MERGER-Merger Financing;" "SECURITY
                                    OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                    MANAGEMENT."

12.  Present Intention and
     Recommendation of Certain
     Persons with Regard to the
     Transaction
     (a)-(b) . . . . . . . . . . .  "INTRODUCTION--Voting at the Special
                                    Meeting--Proxies;" "SPECIAL FACTORS--
                                    Fairness of the Merger; Recommendation of the Board of Directors;" "--Purpose of the Merger."

13.  Other Provisions of the
     Transaction
     (a) . . . . . . . . . . . . .  "SUMMARY--Dissenting Stockholders Appraisal
                                    Rights;" "APPRAISAL RIGHTS;" ANNEX III to the Proxy Statement.

     (b) . . . . . . . . . . . . .  Not applicable.

     (c) . . . . . . . . . . . . .  Not applicable.

14.  Financial Information
     (a)-(b) . . . . . . . . . . .  "SELECTED FINANCIAL DATA OF THE COMPANY."

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15.  Persons and Assets Employed,
     Retained or Utilized
     (a) . . . . . . . . . . . . .  "SUMMARY--Interests of Certain Persons in
                                    the Merger;" "--Ten Ideas and Acquisition;"
                                    "--Merger Financing;" "INTRODUCTION--Voting at the Special Meeting;" "--Proxies;" "SPECIAL FACTORS--Background of the Merger;" "--Opinion of Financial Advisor;" "--Interests of Certain Persons in the Merger; Conflicts of Interest;" "THE MERGER--Merger Financing."

     (b) . . . . . . . . . . . . .  "INTRODUCTION--Voting at the Special
                                    Meeting--Proxies."

16.  Additional Information. . . .  Proxy Statement.

17.  Materials to be Filed as
     Exhibits
     (a)-(f) . . . . . . . . . . .  Not applicable.

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Item 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

          (a) The information concerning the Issuer and its principal executive office set forth on the cover page to the Proxy Statement and in the section entitled "INTRODUCTION," is incorporated herein by reference.

          (b) The information concerning the shares of Common Stock, par value $.005 per share, of the Issuer (the "Shares") set forth on the cover page to the Proxy Statement and in the sections entitled "SUMMARY--Record Date;" "Required Votes;" and "INTRODUCTION--Voting at the Special Meeting" is incorporated herein by reference.

          (c) The information concerning the principal market in which the Shares are traded set forth in the sections entitled "SUMMARY--Market Information" and "MARKET PRICES AND DIVIDENDS ON THE SHARES" is incorporated herein by reference.

          (d) The information set forth in the section entitled "MARKET PRICES AND DIVIDENDS ON THE SHARES" is incorporated herein by reference.

          (e)  Not applicable.

          (f) The information concerning purchases of Shares of the Company set forth in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.


Item 2.   IDENTITY AND BACKGROUND

          (a), (b), (e) and (f)    The persons filing this Statement are
Bertucci's, Inc. (the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), Ten Ideas, Inc., a Delaware corporation ("Ten Ideas"), and Ten Ideas Acquisition Corp., a Massachusetts corporation and a wholly owned subsidiary of Ten Ideas ("Acquisition"). Ten Ideas and Acquisition are newly formed corporations organized by Joseph Crugnale for the purpose of effecting the Rule 13E-3 transaction described herein. None of the Company, Ten Ideas, Acquisition, Mr. Crugnale and any executive officer, director or person controlling Ten Ideas or Acquisition
(i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

          (c), (d) and (g)    The information concerning Ten Ideas,
Acquisition and Mr. Crugnale set forth in the sections entitled "THE SUMMARY--Ten Ideas and Acquisition" and "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest" is incorporated herein by reference. Mr. Crugnale is a United States citizen.

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Item 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

          (a) (1)   The information set forth in the sections entitled
"SUMMARY--Ten Ideas and Acquisition," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest," "THE MERGER--Indemnification and Insurance" is incorporated herein by reference.

          (a) (2)   The information set forth in the sections entitled
"SUMMARY--Interests of Certain Persons in the Merger," "--Conditions to the Merger," "--Merger Financing," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "THE MERGER--Merger Financing" is incorporated herein by reference.

          (b) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger," "--Conditions to the Merger," "--Merger Financing," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "THE MERGER--Merger Financing" is incorporated herein by reference.

Item 4.   TERMS OF THE TRANSACTION.

          (a) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "--Risk that the Merger will not be Consummated," "--Certain Risks in the Event of Bankruptcy," "THE MERGER--Merger Financing" AND "APPRAISAL RIGHTS" is incorporated herein by reference.

          (b) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION," "SPECIAL FACTORS--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "THE MERGER-Federal Income Tax Considerations" is incorporated herein by reference.

Item 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          (a)-(b) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "THE MERGER-Merger Financing" is incorporated herein by reference.

          (c)  The information set forth in the sections entitled
"SUMMARY--Interests of Certain Persons in the Merger" "--Ten Ideas and Acquisition," "SPECIAL FACTORS--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE MERGER--Effective Time," is incorporated herein by reference.

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          (d)-(e)   The information set forth in the sections
"SUMMARY--Interests of Certain Persons in the Merger," "--Merger Financing," "SPECIAL FACTORS--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "--Certain Risks in the Event of Bankruptcy," "THE MERGER-Merger Financing," "MARKET PRICES AND DIVIDENDS ON THE SHARES" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

          (f)-(g) The information set forth in the sections "SPECIAL FACTORS--Certain Effects of the Merger" and "AVAILABLE INFORMATION" is incorporated herein by reference.


Item 6.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a)  The information set forth in the sections entitled
"SUMMARY--Merger Financing" and "THE MERGER-Merger Financing" is incorporated herein by reference.

          (b) The information set forth in the sections entitled "THE MERGER--Fees and Expenses" and "--Merger Financing" is incorporated herein by reference.

          (c)  The information set forth in the sections entitled
"SUMMARY--Merger Financing" and "THE MERGER--Merger Financing" is incorporated herein by reference.

          (d)  Not applicable.


Item 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

          (a)-(c) The information set forth in the sections entitled "SUMMARY--Ten Ideas and Acquisition," "SPECIAL FACTORS--Background of the Merger," "Fairness of the Merger; Recommendation of the Board of Directors," "Opinion of Financial Advisor," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "--Litigation Challenging the Merger," "THE MERGER--Merger Financing," "--Federal Income
Tax Consequences," and "APPRAISAL RIGHTS" is incorporated herein by reference.

          (d) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors," "--Opinion of Financial Advisor," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "--Certain Litigation Challenging the Merger," "THE MERGER--Merger Financing," "--Federal Income Tax Considerations," and "APPRAISAL RIGHTS" is incorporated herein by reference.

Item 8.   FAIRNESS OF THE TRANSACTION.

          (a) - (b) The information set forth in the sections entitled "SUMMARY--Recommendation of the Board of Directors," "--Opinion of Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors," "--Opinion of Financial Advisor," and "--Interests of Certain Persons in the Merger; Conflicts of Interest," is incorporated herein by reference.

          (c)  The information set forth in the sections entitled
"SUMMARY--Required Votes" "INTRODUCTION--Voting at the Special
Meeting--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors," "THE MERGER" "--Conditions to Consummation of the Merger" is incorporation herein by reference.

          (d) The information set forth in the sections entitled "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors" is incorporated herein by reference.

          (e)  The information set forth in the sections entitled
"SUMMARY--Interests of Certain Persons in the Merger," "SPECIAL
FACTORS---Background of the Merger," and "--Fairness of the Merger; Recommendation of the Board of Directors" is incorporated herein by reference.

          (f)  The information set forth in the sections entitled
"SUMMARY--Ten Ideas and Acquisition," "SPECIAL FACTORS---Background of the Merger," and "--Fairness of the Merger; Recommendation of the Board of Directors;" is incorporated herein by reference.


Item 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

          (a) - (c) The information set forth in the sections entitled "SUMMARY--Opinion of Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors," "--Opinion of Financial Advisor," "AVAILABLE INFORMATION" and in ANNEX II to the Proxy Statement is incorporated herein by reference.


Item 10.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger," "--Ten Ideas and Acquisition," "INTRODUCTION--Voting at the Special Meeting," "SPECIAL FACTORS--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "CERTAIN TRANSACTIONS IN THE COMMON STOCK" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The information set forth in the sections entitled "SUMMARY--Ten Ideas and Acquisition," "SPECIAL FACTORS--Background of the Merger," "--Purpose of the Merger, "--Interests of Certain

Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "THE MERGER--Merger Financing," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

               (a) - (b) The information set forth in the sections entitled "INTRODUCTION--Voting at the Special Meeting--Proxies," "SPECIAL
FACTORS--Fairness of the Merger; Recommendation of the Board of Directors," and "--Purpose of the Merger" is incorporated herein by reference.


Item 13.  OTHER PROVISIONS OF THE TRANSACTION.

          (a)  The information set forth in the sections entitled
"SUMMARY--Dissenting Stockholders Appraisal Rights," "APPRAISAL RIGHTS" and ANNEX III to the Proxy Statement is incorporated herein by reference.

          (b)  Not applicable.

          (c)  Not applicable.


Item 14.  FINANCIAL INFORMATION

          (a) - (b) The information set forth in the section entitled "SELECTED FINANCIAL DATA OF THE COMPANY" and the Consolidated Financial Statements set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1997 incorporated in the Proxy Statement is incorporated herein by reference.

Item 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

          (a) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger," "--Ten Ideas and Acquisition," "--Merger Financing," "INTRODUCTION--Voting at the Special Meeting ," "--Proxies," "SPECIAL FACTORS--Background of the Merger," "--Opinion of Financial Advisor," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "THE MERGER-Merger Financing" is incorporated herein by reference.

          (b)  The information set forth in the sections entitled
"INTRODUCTION--Voting at the Special Meeting ," and "--Proxies," is incorporated herein by reference.


Item 16.  ADDITIONAL INFORMATION

          The entirety of the Proxy Statement is incorporated herein by reference.

Item 17.  MATERIAL TO BE FILED AS EXHIBITS

          (a)(1)    Not applicable.

          (b)(1) Opinion of NationsBanc Montgomery Securities dated February 12, 1998.

          (b)(2) Report of NationsBanc Montgomery Securities presented to the Board of Directors of Bertucci's, Inc. on February 12, 1998.

          (c)(1) Agreement and Plan of Merger dated as of February 13, 1998, among the Issuer, Ten Ideas and Acquisition.

          (d)(1)    Preliminary copy of Letter to Stockholders.

          (d)(2)    Preliminary copy of Notice of Special Meeting of
                    Stockholders.

          (d)(3)    Preliminary Proxy Statement.

          (d)(4)    Form of Proxy.

          (d)(5)    Press Release by Bertucci's, Inc., dated as of February 13,
                    1998.

          (e) Sections 86 through 98 of Chapter 156B of the Massachusetts General Laws (included as Annex III to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

          (f)       Not applicable.

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

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             BERTUCCI'S, INC.


                                             By:  /S/ Norman S. Mallett
                                               --------------------------------
                                                  Norman S. Mallett
                                                  Vice President-Finance,
                                                  Treasurer and Chief
                                                  Financial Officer

Dated:  March 18, 1998


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             TEN IDEAS, INC.


                                             By:  /S/ Joseph Crugnale
                                               --------------------------------
                                                  Joseph Crugnale, President

Dated:  March 18, 1998


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             TEN IDEAS ACQUISITION CORP.


                                             By:  /S/ Joseph Crugnale
                                               --------------------------------
                                                  Joseph Crugnale, President

Dated:  March 18, 1998



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